UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                       333-83152
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                                                                 SEC FILE NUMBER

                                                                     461868 10 1
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                                                                    CUSIP NUMBER

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
               [_] Form N-SAR

     For Period Ended: December 31, 2003
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Inyx, Inc.
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Full name of registrant

Doblique, Inc.
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Former name if applicable

825 Third Avenue, 40th Floor
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Address of principal executive office (Street and number)

New York, NY  10022
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[X]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On February 17, 2004, Registrant filed a Form SB-2 registration statement containing audited financial statements of the acquired business and the continuing business of Registrant and interim financial information through September 30, 2003. Registrant received a detailed comment letter from the staff on March 16, 2004, containing comments to the disclosures in the Form SB-2, many of which will also be contained in the Form 10-KSB. Work has begun to answer the staff's comments, but the work cannot be completed by March 30, 2004.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Ronald L. Brown                  (214)          659-4469
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant underwent a change of control and acquired a substantial operating business on April 28, 2003. The report for 2002 described only modest operations and operating losses. Results for 2003 and presentation of the effects of the acquisition are not yet finalized.

     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.




                                   Inyx, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 30, 2004              By /s/ Jack Kachkar
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                                   Jack Kachkar, Chairman

                                    EXHIBIT A

Inyx, Inc.
825 Third Avenue, 40th Floor
New York, NY  10022

Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Inyx, Inc. on or about March 30, 2004, which contains notification of the registrant's inability to file its Form 10-KSB by March 30, 2004. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 2003, to be included in Form 10-KSB.

                                                     Very truly yours,



                                                     /s/ Berkovits Lago & Co.
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March 30, 2004